Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces 2007 First Quarter Financial Results Conference Call

For Immediate Release – April 17, 2007

Vancouver, Canada — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call to discuss its 2007 first quarter results on Tuesday, April 24, 2007 at 8:00 a.m. PST (11:00 a.m. EST).

Access to the April 24th call may be obtained by calling the operator at 604-638-5340 before the scheduled start time. A playback version of the call will be available for 24 hours after the call at 604-638-9010. The confirmation number to access the playback is 9826#. The simultaneous audio web cast can be accessed on Ballard’s website at www.ballard.com and will be archived for replay.

About Ballard
Ballard Power Systems (TSX: BLD, NASDAQ: BLDP) is recognized as a world leader in the development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

For further information, please contact Nick Kovics at 604.412.3195